Madison Covered Call & Equity Strategy Fund Announces Tender Offer Expiration

MADISON, Wis., November 8, 2018 (GLOBE NEWSWIRE) -- Madison Covered Call & Equity Strategy Fund (NYSE:MCN) (the “Fund”) announced today that its tender offer for 6,982,308 of its issued and outstanding common shares of beneficial interest (“common shares” or “shares”), representing approximately 25 percent of its outstanding common shares, expired at 4 p.m. Central Time on November 7, 2018 and was oversubscribed.  Due to the fact that the number of shares tendered exceeded the number of shares the Fund offered to purchase, the Fund will purchase the maximum percentage of outstanding shares it previously announced on a pro-rata basis in accordance with the number of shares duly tendered by tendering stockholders and the terms of the Offer to Purchase, with appropriate adjustment to avoid purchase of fractional common shares (the “proration factor”).

Based upon preliminary information 9,236,910 shares were tendered. This number is subject to adjustment and should not be regarded as final. Based on this preliminary information, a proration factor will be applied to the shares property tendered. The proration factor and actual number of shares to be purchased is anticipated to be announced on or about November 9, 2018, and payment for such shares will be made as promptly and practicable on or after November 12, 2018. The purchase price of properly tendered shares is 99.5 percent of the Fund’s net asset value (NAV) per share calculated as of the close of regular trading on the New York Stock Exchange on November 7, 2018, which is equal to $7.91 per share.

The information agent for the Tender Offer is Georgeson LLC, and the depository for the tender offer is Computershare Trust Company N.A. Any questions with regard to the tender offer may be directed to the information agent toll-free at 1-800-457-0759.

Madison Asset Management, LLC
550 Science Drive
Madison, WI 53711

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Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of Madison Asset Management, LLC, the investment advisor for the Fund (“Madison”), the Fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future. Madison is a wholly owned subsidiary of Madison Investment Holdings, Inc.

The Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund’s investment objective is to provide a high level of current income and current gains, with a secondary objective of long-term capital appreciation. The Fund pursues its investment objectives by investing primarily in large and mid-capitalization common stocks that are, in the view of Madison, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund seeks to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities.